Antares Pharma Inc.
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We are pleased to announce that Antares has entered into a definitive agreement to be acquired by Halozyme Therapeutics. This transaction will create a leading specialty product and drug delivery company with the resources and financial strength needed to invest in the combined business over the long term and accelerate our shared commitment to improve patient experiences and outcomes.

Read more here: https://lnkd.in/dCgqedv7

Halozyme to Acquire Antares Pharma to Create a Specialty Product and Drug...
prnewswire.com

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